UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Wayside Technology Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

946760105
(CUSIP Number)

Simon F. Nynens c/o New Jersey Institute of Technology University Heights Newark, New Jersey 07102 973-642-7068
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2006 May 5, 2009 February 9, 2010 August 6, 2012 November 5, 2014 February 5, 2016 November 8, 2016 February 5, 2018 May 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

August 15, 2006

CUSIP No.	946760105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
324,320
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
324,320
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
324,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.54% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 4,186,581 shares of Common Stock outstanding as reported by Wayside Technology Group, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and 114,320 shares issuable pursuant to stock options exercisable within 60 days of August 15, 2006.

May 5, 2009

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
372,196
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
372,196
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
372,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.61% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 4,774,362 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and 114,320 shares issuable pursuant to stock options exercisable within 60 days of May 5, 2009.

February 9, 2010

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
409,696
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
409,696
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
409,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.29% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 4,828,797 shares of Common Stock outstanding as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2009 and 114,320 shares issuable pursuant to stock options exercisable within 60 days of February 9, 2010.

August 6, 2012

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
359,124
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
359,124
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
359,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.44% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 4,711,867 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and 114,320 shares issuable pursuant to stock options exercisable within 60 days of August 6, 2012.

November 5, 2014

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
248,549
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
248,549
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
248,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.06% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 4,901,523 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 and 14,320 shares issuable pursuant to stock options exercisable within 60 days of November 5, 2014.

February 5, 2016

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
357,665
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
357,665
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
357,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.40% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 4,833,902 shares of Common Stock outstanding as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2015.

November 8, 2016

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
310,897
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
310,897
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
310,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.73% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 4,618,940 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

February 5, 2018

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
337,960
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
337,960
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
337,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.50% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 4,504,203 shares of Common Stock outstanding as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2017.

May 16, 2018

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
278,363
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
278,363
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
278,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.13% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 4,541,203 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

This Schedule 13D reflects the initial filing that should have been made as of August 15, 2006 and the subsequent amendments to the initial filing that should have been made as of May 5, 2009, February 9, 2010, August 6, 2012, November 5, 2014, February 5, 2016, November 8, 2016, February 5, 2018, and May 16, 2018.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Wayside Technology Group, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 4 Industrial Way West, Suite 300, Eatontown, New Jersey 07724.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by Simon F. Nynens, an individual.
(b)	Mr. Nynens’s business address is c/o New Jersey Institute of Technology, University Heights, Newark, New Jersey 07102.
(c)	Mr. Nynens served as Chairman, President and Chief Executive Officer of the Issuer from August 15, 2006 until his resignation on May 11, 2018. Mr. Nynens is presently Vice President and Chief Commercial Officer of New Jersey Institute of Technology, with a principal place of business at University Heights, Newark, New Jersey 07102.
(d)	During the last five years, Mr. Nynens has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, Mr. Nynens has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Nynens is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Note: This Item 3 only contains information for the specific acquisition or disposition of beneficial ownership of shares of Common Stock or the specific change in the number of outstanding shares of Common Stock that, when combined with previous acquisitions or dispositions of beneficial ownership of shares of Common Stock or with previous changes in the number of outstanding shares of Common Stock, would have triggered an obligation to file an amended Schedule 13D.

August 15, 2006

Mr. Nynens acquired 210,000 of the shares of Common Stock beneficially owned as of August 15, 2006 through a grant of restricted stock from the Issuer pursuant to the Issuer's 2006 Stock-Based Compensation Plan as compensation for Mr. Nynens’s service as the Chairman, President and Chief Executive Officer of the Issuer. 200,000 of such shares vested in 40 quarterly installments, the remaining 10,000 of such shares vested in 20 quarterly installments.

The remaining 114,320 shares Common Stock beneficially owned by Mr. Nynens as of August 15, 2006 were issuable pursuant to stock options granted to Mr. Nynens by the Issuer as compensation for Mr. Nynens’s service as an officer and director of the Issuer.

May 5, 2009

Mr. Nynens acquired 50,000 shares of Common Stock through a grant of restricted stock from the Issuer pursuant to the Issuer's 2006 Stock Incentive Plan as compensation for Mr. Nynens’s service as the Chairman, President and Chief Executive Officer of the Issuer. These shares vested in 20 equal quarterly installments, beginning on May 5, 2009. 3,141 shares of Common Stock were withheld (disposed) at a price of $7.55 for payment of the tax liability on Mr. Nynens’s restricted stock.

February 9, 2010

Mr. Nynens acquired 50,000 shares of Common Stock through a grant of restricted stock from the Issuer pursuant to the Issuer's 2006 Stock Incentive Plan as compensation for Mr. Nynens’s service as the Chairman, President and Chief Executive Officer of the Issuer. These shares vested in 20 equal quarterly installments, beginning on February 9, 2010. 5,631 shares of Common Stock were withheld (disposed) at a price of $8.57 for payment of the tax liability on Mr. Nynens’s restricted stock.

August 6, 2012

4,901 shares of Common Stock were withheld (disposed) at a price of $12.66 at vesting of restricted stock for purposes of meeting Mr. Nynens’s tax obligations.

November 5, 2014

4,878 shares of Common Stock were withheld (disposed) at a price of $17.19 at vesting of restricted stock for purposes of meeting Mr. Nynens’s tax obligations.

February 5, 2016

Mr. Nynens acquired 130,400 shares of Common Stock through a grant of restricted stock from the Issuer pursuant to the Issuer's 2012 Stock-Based Compensation Plan as compensation for Mr. Nynens’s service as the Chairman, President and Chief Executive Officer of the Issuer. 100,000 of such shares vested in 20 equal quarterly installments, beginning on February 9, 2016. The remaining 30,400 of such shares vested in 16 equal quarterly installments, beginning on February 9, 2016.

November 8, 2016

Mr. Nynens sold 2,805 shares of Common Stock at a price of $17.0642 in an open market transaction.

February 5, 2018

Mr. Nynens acquired 28,500 shares of Common Stock through a grant of restricted stock from the Issuer pursuant to the Issuer's 2012 Stock-Based Compensation Plan as compensation for Mr. Nynens’s service as the Chairman, President and Chief Executive Officer of the Issuer. These shares vested in 16 quarterly installments, beginning on February 6, 2018. 6,378 shares of Common Stock were withheld (disposed) at a price of $13.95 for payment of the tax liability on Mr. Nynens’s restricted stock.

May 16, 2018

53,567 shares of Common Stock were withheld (disposed) at a price of $14.05 at vesting of restricted stock for purposes of meeting Mr. Nynens’s tax obligations.

Item 4. Purpose of Transaction

Note: This Item 4 only contains information for the specific acquisition or disposition of beneficial ownership of shares of Common Stock or the specific change in the number of outstanding shares of Common Stock that, when combined with previous acquisitions or dispositions of beneficial ownership of shares of Common Stock or with previous changes in the number of outstanding shares of Common Stock, would have triggered an obligation to file an amended Schedule 13D.

August 15, 2006

Mr. Nynens acquired 210,000 through a grant of restricted stock from the Issuer pursuant to the Issuer's 2006 Stock-Based Compensation Plan as compensation for Mr. Nynens’s service as the Chairman, President and Chief Executive Officer of the Issuer.

May 5, 2009

Mr. Nynens acquired 50,000 shares of Common Stock through a grant of restricted stock from the Issuer pursuant to the Issuer's 2006 Stock Incentive Plan as compensation for Mr. Nynens’s service as the Chairman, President and Chief Executive Officer of the Issuer. 3,141 shares of Common Stock were withheld (disposed) for payment of the tax liability on Mr. Nynens’s restricted stock.

February 9, 2010

Mr. Nynens acquired 50,000 shares of Common Stock through a grant of restricted stock from the Issuer pursuant to the Issuer's 2006 Stock Incentive Plan as compensation for Mr. Nynens’s service as the Chairman, President and Chief Executive Officer of the Issuer. 5,631 shares of Common Stock were withheld (disposed) for payment of the tax liability on Mr. Nynens’s restricted stock.

August 6, 2012

4,901 shares of Common Stock were withheld (disposed) at vesting of restricted stock for purposes of meeting Mr. Nynens’s tax obligations.

November 5, 2014

4,878 shares of Common Stock were withheld (disposed) at vesting of restricted stock for purposes of meeting Mr. Nynens’s tax obligations.

February 5, 2016

Mr. Nynens acquired 130,400 shares of Common Stock through a grant of restricted stock from the Issuer pursuant to the Issuer's 2012 Stock Incentive Plan as compensation for Mr. Nynens’s service as the Chairman, President and Chief Executive Officer of the Issuer.

November 8, 2016

Mr. Nynens sold 2,805 shares of Common Stock in an open market transaction.

February 5, 2018

Mr. Nynens acquired 28,500 shares of Common Stock through a grant of restricted stock from the Issuer pursuant to the Issuer's 2012 Stock-Based Compensation Plan as compensation for Mr. Nynens’s service as the Chairman, President and Chief Executive Officer of the Issuer. 6,378 shares of Common Stock were withheld (disposed) for payment of Mr. Nynens’s tax liability on the restricted stock.

May 16, 2018

53,567 shares of Common Stock were withheld (disposed) at vesting of restricted stock for purposes of meeting Mr. Nynens’s tax obligations.

Item 5. Interest in Securities of the Issuer

August 15, 2006

(a)	Mr. Nynens beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 324,320 shares of Common Stock, representing 7.54% of the outstanding shares of Common Stock based on 4,186,581 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and 114,320 shares issuable pursuant to stock options exercisable within 60 days of August 15, 2006.
(b)	Mr. Nynens in his individual capacity holds sole voting and dispositive power with respect to 210,000 shares of Common Stock and 114,320 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of August 15, 2006.
(c)	Not applicable.
(d)	No person other than Mr. Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Not applicable.

May 5, 2009

(a)	Mr. Nynens beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 372,196 shares of Common Stock, representing 7.61% of the outstanding shares of Common Stock based on 4,774,362 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and 114,320 shares issuable pursuant to stock options exercisable within 60 days of May 5, 2009.
(b)	Mr. Nynens in his individual capacity holds sole voting and dispositive power with respect to 257,876 shares of Common Stock and 114,320 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of May 5, 2009.
(c)	Not applicable.
(d)	No person other than Mr. Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Not applicable.

February 9, 2010

(a)	Mr. Nynens beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 409,696 shares of Common Stock, representing 8.29% of the outstanding shares of Common Stock based on 4,828,797 shares of Common Stock outstanding as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2009 and 114,320 shares issuable pursuant to stock options exercisable within 60 days of February 9, 2010.
(b)	Mr. Nynens in his individual capacity holds sole voting and dispositive power with respect to 295,376 shares of Common Stock and 114,320 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of February 9, 2010.
(c)	Not applicable.
(d)	No person other than Mr. Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Not applicable.

August 6, 2012

(a)	Mr. Nynens beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 359,124 shares of Common Stock, representing 7.44% of the outstanding shares of Common Stock based on 4,711,867 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and 114,320 shares issuable pursuant to stock options exercisable within 60 days of August 6, 2012.
(b)	Mr. Nynens in his individual capacity holds sole voting and dispositive power with respect to 244,804 shares of Common Stock and 114,320 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of August 6, 2012.
(c)	Not applicable.
(d)	No person other than Mr. Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Not applicable.

November 5, 2014

(a)	Mr. Nynens beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 248,549 shares of Common Stock, representing 5.06% of the outstanding shares of Common Stock based on 4,901,523 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 and 14,320 shares issuable pursuant to stock options exercisable within 60 days of November 5, 2014.

(b)	Mr. Nynens in his individual capacity holds sole voting and dispositive power with respect to 234,229 shares of Common Stock and 14,320 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 5, 2014.
(c)	Not applicable.
(d)	No person other than Mr. Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Not applicable.

February 5, 2016

(a)	Mr. Nynens beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 357,665 shares of Common Stock, representing 7.40% of the outstanding shares of Common Stock based on 4,833,902 shares of Common Stock outstanding as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2015.
(b)	Mr. Nynens in his individual capacity holds sole voting and dispositive power with respect to 357,665 shares of Common Stock.
(c)	Not applicable.
(d)	No person other than Mr. Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Not applicable.

November 8, 2016

(a)	Mr. Nynens beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 310,897 shares of Common Stock, representing 6.73% of the outstanding shares of Common Stock based on 4,618,940 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.
(b)	Mr. Nynens in his individual capacity holds sole voting and dispositive power with respect to 310,897 shares of Common Stock.

(c)	The following table sets forth all transactions with respect to the shares of Common Stock effected during the 60 days preceding November 8, 2016:

Transaction Date	Number of Shares Disposed	Price Per Share	Where / How Effected
11/1/2016	9,935	$17.139	Open Market Sale
11/2/2016	5,903	$17.0695	Open Market Sale
11/3/2016	1,600	$17.0938	Open Market Sale
11/4/2016	700	$17.0107	Open Market Sale
11/7/2016	100	$17	Open Market Sale
11/7/2016	4,784	$16.9	Shares withheld at vesting of restricted stock for purposes of meeting Mr. Nynens’s tax obligations.
(d)	No person other than Mr. Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Not applicable.

February 5, 2018

(a)	Mr. Nynens beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 337,960 shares of Common Stock, representing 7.50% of the outstanding shares of Common Stock based on 4,504,203 shares of Common Stock outstanding as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2017.
(b)	Mr. Nynens in his individual capacity holds sole voting and dispositive power with respect to 337,960 shares of Common Stock.
(c)	Not applicable.
(d)	No person other than Mr. Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Not applicable.

May 16, 2018

(a)	Mr. Nynens beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 278,363 shares of Common Stock, representing 6.13% of the outstanding shares of Common Stock based on 4,541,203 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.
(b)	Mr. Nynens in his individual capacity holds sole voting and dispositive power with respect to 278,363 shares of Common Stock.
(c)	Not applicable.
(d)	No person other than Mr. Nynens is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Nynens participated in the Issuer's 2006 and 2012 Stock-Based Compensation Plan, pursuant to which he was granted options to purchase 114,320 shares of Common Stock and the following awards of restricted stock:

Grant Date	Number of Restricted Shares	Vesting
2/5/2008	25,000	20 Equal Quarterly Installments
5/5/2009	50,000	20 Equal Quarterly Installments
2/9/2010	50,000	20 Equal Quarterly Installments
2/5/2013	40,000	16 Equal Quarterly Installments
2/10/2015	32,000	16 Equal Quarterly Installments
2/5/2016	100,000	20 Equal Quarterly Installments
2/5/2016	30,400	16 Equal Quarterly Installments
2/7/2017	30,000	16 Equal Quarterly Installments
2/5/2018	28,500	16 Equal Quarterly Installments

Mr. Nynens entered into an Employment Agreement with the Issuer dated January 12, 2006 pursuant to which Mr. Nynens was eligible to participate in the Issuer’s long-term incentive plan consisting of stock options, restricted stock, and/or other equity-based compensation.

Item 7. Material to Be Filed as Exhibits

99.1 Employment Agreement, dated January 12, 2006, between the Company and Simon F. Nynens (Incorporated by reference to Exhibit 10.43 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 12, 2006)

99.2 Issuer’s 2012 Stock-Based Compensation Plan (Incorporated by reference to Exhibit A of the Issuer’s Definitive Annual Meeting Proxy Statement filed on April 24, 2012).

99.3 Issuer’s 2006 Stock-Based Compensation Plan (Incorporated by reference to Exhibit A of the Issuer’s Definitive Annual Meeting Proxy Statement filed on April 28, 2006)

99.4 First Amendment to Issuer’s 2006 Stock-Based Compensation Plan (Incorporated by reference to Exhibit 10.19(b) filed with the Issuer’s Annual Report on Form 10-K for the Year Ended December 31, 2007 filed on March 13, 2008).

99.5 Second Amendment to Issuer’s 2006 Stock-Based Compensation Plan (Incorporated by reference to Exhibit 10.19(c) filed with the Issuer’s Annual Report on Form 10-K for the Year Ended December 31, 2007 filed on March 13, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2019
Dated

/s/ Simon F. Nynens
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).